UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 20, 2024

Zalatoris II Acquisition Corp

(Exact name of registrant as specified in its charter)

Cayman Islands

(State or other jurisdiction of incorporation)

001-40686	N/A
(Commission File Number)	(IRS Employer Identification No.)

55 West 46th Street, 30th Floor

New York, New York 10036

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code (917) 675-3106

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one Class A Ordinary Share and one Redeemable Warrant	ZLSWU	The Nasdaq Stock Market LLC
Class A Ordinary Share, $0.0001 par value per share	ZLS	The Nasdaq Stock Market LLC
Redeemable Warrants, each warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50 per share	ZLSWW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

On May 15, 2024, Zalatoris II Acquisition Corp, a Nasdaq-listed exempted company formed in the Cayman Islands (the “Company”), filed with the Securities and Exchange Commission (the “SEC”) a Notification of Late Filing on Form 12b-25 (the “NT 10-Q”) providing notice that it was unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the first quarter ended March 31, 2024 (the “Q1 2024 Form 10-Q”) by the prescribed due date because the Company needed additional time to complete the financial statements for such period (the “Financial Statements”), the Company’s independent registered public accounting firm would also need additional time to complete its review and audit of the Financial Statements, and due to the Company’s continued efforts in connection with the preparation and filing of the 2023 Form 10-K (as defined below).

The Company has been unable to file with its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “2023 Form 10-K”) with the SEC within the prescribed time period without unreasonable effort or expense. Additional time is needed for the Company to compile and analyze supporting documentation in order to complete the Form 10-K and in order to permit the Company’s independent registered public accounting firm to complete its audits of the consolidated financial statements included in the Form 10-K. Additionally, as previously disclosed by the Company pursuant to the Current Report on Form 8-K with the SEC on April 17, 2024, the composition of the Company’s officers and board of directors have changed. The Company is continuing to work diligently to file its Form 10-K as soon as possible. The Company does not anticipate any material changes to its previously audited financial statements in the 2023 Form 10-K or the Q1 2024 Form 10-Q, nor does the Company expect to report financial results for such periods that are materially different from the financial guidance range previously provided by the Company.

On May 20, 2024, because the Company failed to timely file the Q1 2024 Form 10-Q, it received a written notification letter (the “Letter”) from The Nasdaq Stock Market LLC (“Nasdaq”), stating that, since the Company is already before the Nasdaq Hearings Panel (the “Panel”) (as previously disclosed), pursuant to Listing Rule 5810(d), the Company should present its views with respect to this additional deficiency to the Panel at the hearing. The hearing is currently scheduled to be held on May 28, 2024. The Company fully intends to address this deficiency at the hearing.

The Letter has no immediate effect on the listing or trading of the Company’s common stock on Nasdaq.

Item 9.01. Financial Statements and Exhibits.

Exhibit Number	Description of Exhibit
104	Cover Page Interactive Data File (Embedded within the Inline XBRL document and included in Exhibit)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Company has caused this report to be signed on its behalf by the undersigned duly authorized officer.

ZALATORIS II ACQUISITION CORP

Date: May 20, 2024	By:	/s/ Spyridon Bonatsos
Spyridon Bonatsos
Chief Executive Officer

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